**THE BLOCK DISTILLING COMPANY, LLC**

**TERM SHEET FOR OFFERING OF UP TO $1,070,000 OF CLASS AAA PREFERRED INTERESTS**

**JANUARY 18, 2021**

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

**Summary of Terms**

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| *Issuer*................................................ | The Block Distilling Company, LLC, a Colorado limited liability company (the "Company"). The Company opened a craft distillery and tasting room (the "Distillery") in 2017 at 2990 Larimer Street, Denver, Colorado 80205. The proceeds of this Offering shall be used initially toward purchase and installation of additional equipment to expand the distillation capacity of the Company, and to the extent additional funds are available, toward working capital, payoff of debt and a possible purchase of the building in which the Distillery is located. |
| *Amount of Offering/Valuation*............ | Up to $1,069,999.25 of Class AAA Preferred Interests (the "Offering") to be issued by the Company to investors (each an "Investor" and together the "Investors") who meet the suitability requirements under Regulation CF based upon the amount of their investment. The Company will accept investor proceeds subject to a minimum of $249,999.70 of subscriptions and subject to not more than $1,069,999.25 (the "Maximum Amount"). The Company previously issued $725,000 of Class A Preferred Interests, $104,068 of Class AA Preferred Interests, $330,000 of Class AAA Interests and $555,932 of debt securities. Based upon the currently issued and outstanding 2,698,828 Membership Interests of the Company of all classes and the price of $2.71857 per Class AAA Preferred Interest, **this places a $7,336,952.84 pre-money valuation of the Company** (exclusive of outstanding debt). Assuming the full issuance of the $1,069,999.25 of Class AAA Preferred Interests per the Offering, the resultant 393,589 Class AAA Preferred Interests would represent 12.728% of the post money valuation of the Company (exclusive of debt). |
| *Description of Membership Interests.* | Class AAA Preferred Interests. The Company will issue up to 393,589 Class AAA Preferred Interests at $2.71857 per Interest. The Class AAA Preferred Interests and Common Interests (and subsequently issued equity securities if any) will collectively share |

in 74.181% of cash flow from operations of the Company after reserves ("Operating Proceeds"), which percentage is subject to increase to the extent that the remaining Operating Proceeds allocable to the Class A and Class AA Preferred Interests is reduced (see discussion below as well as Section 10.2 of the Operating Agreement as amended per the First Amendment to the Operating Agreement). In addition, the Class AAA Preferred Interests will share in their pro rata share (based upon all Membership Interests issued and outstanding regardless of class) in Capital Transaction Proceeds. Assuming the sale of the Maximum Amount and no other issuances of Membership Interests, this would equate to 30% of Capital Transaction Proceeds allocable to the Class AAA Members, or 0.5% per $50,000.

Class A Preferred Interests. The Company has issued 1,015000 Class A Preferred Interests at $0.7142857 per Interest or $725,000 in the aggregate, which collectively share in 19.575% of "Operating Proceeds," provided that should the Company raise cumulative capital (from equity plus the 12% Notes) in excess of $1,000,000 then the percentage of Operating Proceeds allocable to each Class A Preferred Interest shall be adjusted based upon multiplying the same by a fraction, the numerator of which is the $1,000,000 and the denominator of which is the total capital raised by the Company (inclusive of 12% Notes)—the "Adjustment Factor."

Class AA Preferred Interests. The Company has issued 62,441 Class AA Preferred Interests at $1.66666 per Interest or $104,068 in the aggregate, which collectively share in 6.244% of Operating Proceeds, provided that this percentage is reduced from 3.0% per $50,000 Class AA unit to 0.5% per Class AA unit (i.e. 5/6ths reduction) upon "Payback" (ie. return of the Capital Contributions funded by the Class AA Preferred Members) and provided further that should the Company raise cumulative capital (inclusive of the Investor Notes) in excess of $1,000,000 then the amount of Operating Proceeds allocable to the Class AA Preferred Interests shall be subject to the Adjustment Factor as well. .

Common Interests. The Company has issued 1,500,000 Common Interests to the Managers and their designees for nominal consideration, in consideration for establishing and operating the Company. The Common Interests share pro rata with all Members of the Company other than the Class A and AA Members in all Operating Proceeds not allocable to the Class A and AA Preferred Interests, and shall be entitled to participate on a pro rata basis (based on number of all Membership Interests issued, regardless of class) with respect to Capital Transaction Proceeds, subject to the liquidation preference in favor of the Preferred Members as set forth in "Description of Capital Transaction Proceeds," below.

*Distribution of Capital Transaction Proceeds*

Distribution of Capital Transaction Proceeds. Proceeds from sale or refinancing of the Company's business (and not used to satisfy obligations, including payoff of the Notes if still outstanding, or establish reserves) constitute "Capital Transaction Proceeds" and shall be distributed on a pro rata basis to the Members based upon their respective Membership Interest holdings, regardless of class

(their respective "Percentage Interests"), provided however that to the extent this would result in the Preferred Members receiving back less than their original Capital Contributions (as reduced by prior Capital Transaction Proceeds distribution), then in all events the Preferred Members shall in lieu of their Percentage Interests, shall receive the first Capital Transaction Proceeds (pro rata based on unreturned Capital Contributions) until they have received their full unreturned Capital Contributions (i.e. a "liquidation preference" in favor of the Preferred Members).. For purposes of determining prospective Capital Transaction Proceeds distributions under the assumptions noted below, the pro forma capitalization of the Company assuming placement of the Maximum Amount of Class AAA Preferred Interests is as follows:

Pro Forma Capitalization Assuming $1,070,000 of Class AAA Interests

| Class of Member | Status | Number of Interests | Fully Diluted Percentage |
|---|---|---|---|
| Class A | issued | 1,015,000 | 32.82% |
| Class AA | issued | 62,441 | 2.04% |
| Class AAA | issued | 121,387 | 3.93% |
| Common | Issued | 1,500,000 | 48.51% |
| Subtotal | | 2,698,828 | - |
| AAAOffering | To be issued | 393,589 | 12.72% |
| *TOTAL:* | | 3,092,418 | 100.00% |

*Tax Distributions*............................... Notwithstanding the distribution priorities noted above, to the extent that any Members are allocated taxable income in excess of the losses previously allocated to them, the Managers are authorized to cause the Company to fund cash distributions to the Members (regardless of class) in an amount intended to be sufficient to equal the amount of state and federal income taxes allocable to them from such income, assuming they are in the maximum tax bracket ("Tax Distributions"), and which Tax Distributions shall be credited against other distributions to be made to them in the future, to the extent in excess of the amounts they would otherwise be entitled to receive under the Company's operating agreement (the " Operating Agreement").

*Plan of Distribution*............................ The Company plans to sell all of the Class AAA Preferred Interests directly, subject to a portal fee payable to WeFunder Portal, LLC of 7.5% of the amount of Class AAA Preferred Interest sales proceeds received.

*Managers*............................................ The business of the Company is managed by the Managers: Kraig Weaver, Kameron Weaver and Michelle Flake. Each of the Managers has been issued 454,611 Common Interests, and the Company has issued to third parties an additional 136,116 Common Interests for its current Profits Interest pool (i.e. 1,500,000 Common Interests in the aggregate to other who have assisted the Company through the provision of goods or services. Should the Company issue additional Membership Interests following the placement of not less than $1,000,000 of equity securities, including the previously issued Class A and AA Preferred Interests (the "New Interests"), then the profits interest pool may be increased from time to time to up to 15% of the cumulative amount of the New Interests plus the additional number of profits interests to be issued (e.g. if 85,000 New Interests issued, then up to 15,000 new profits interests could be issued). The Managers have the authority to set the compensation of all employees of the Company, including themselves. See "Summary of the Operating Agreement."

*Lease* .................................................. The Company entered into a lease for the Distillery at 2990 Larimer St., Denver, CO (the "Lease"). The Company and the Landlord have agreed in principle to the following key terms of the Lease. The Lease has a 10 year term from its September 1, 2015 Commencement Date. The Lease is for 2,700 s.f. (square feet) and calls for base rent of $64,200 per annum for each of the first four lease years, and increasing by 3% per annum for each of lease years five through ten. The Landlord has agreed to insure the premises from property damage, provided that the Company is responsible for insuring its leasehold improvements and personal property. The Landlord is responsible for payment of real estate taxes and the Company is responsible for payment of utilities and maintenance of liquor liability as well as general liability insurance. Assignment of the lease requires the Landlord's consent. The Company in 2019 executed its option to lease an additional 2,300 s.f. of space, which was used primarily to accommodate the expansion of the distilling space for the Distillery. The Lease provides the Landlord the right to terminate the Lease if the Company does not commence operations by the first anniversary of the Commencement Date; the Landlord has provided the Company verbal assurances that it will not do so, provided that the Company continues to make progress toward opening for business on a continuous basis. See "Risk Factors." Copies of the Lease are available for review upon request.

*Licensure*............................................ The Company was granted a permit on May 7, 2016 to distill, process, warehouse and bottle distilled spirits from the U. S. Alcohol and Tobacco Trade Bureau. In addition, the Company was granted a license to operate with the Colorado Alcohol Bureau. It should be noted that Preferred Members holding investment over a certain minimum may be required to provide information and possibly execute documentation as necessary to meet applicable state or federal licensure requirements, and by execution of their Subscription Agreements they agree to do so. In addition, in the unlikely event that continued holding of license is contingent upon any prospective Investor not remaining affiliated with the Company, there is a provision in the Operating Agreement

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| | requiring that they either transfer their Preferred Interests or be subject to redemption for their Membership Interests at cost minus prior returns of capital. |
| *Operating Agreement, Management and Voting Rights*.............................. | There are limited voting rights for members of the Company. The Company's Operating Agreement, and First Amendment attached as Exhibit A to this Term Sheet specifies the relative rights and obligations of the Members and Managers. The Managers control the operations of the Company. Members are permitted to vote on certain amendments to the Operating Agreement and to address matters in the event of an impasse among the Managers. See the section captioned "Summary of the Operating Agreement" and Exhibit A to this Term Sheet, for voting rights. |
| *Subscription Agreement and Other Agreements Binding the Investors* ............................................ | Each Investor's investment shall be made by a Subscription Agreement that contains" (i) a power of attorney empowering the Managers of the Company to execute on behalf of each Investor the Operating Agreement and all amendments adopted in accordance with its terms; and (ii) detailed Risk Factors. |
| *Financial Statements and Projections* | Please refer to the financial reports set forth in the platform page maintained by the Company with We Funder Portal, LLC for financial information regarding the Company. |
| *Additional Information*....................... | For additional information regarding the Company, contact:<br><br>Kraig Weaver, Manager<br>2990 Larimer Street<br>Denver, CO 80205 |
| *Eligible Investors* .............................. | Investors cannot invest in the excess of the greater of 5% of their net worth or net income, and in no event greater than $107,000 in the aggregate in investments pursuant to Regulation CF. |
| *Closing Date*...................................... | The minimum is defined as 91,960 interests or $249,999.70. The Company has the right to terminate the Offering at any time, but in all events the Offering will terminate no later than April 30th, 2021 unless updated financials are provided to include 2020. |
| *Use of Proceeds*................................. | The Company estimates that use the proceeds of this Offering will be used to purchase additional equipment and for working capital purposes. The Managers reserve the right to apply available cash in any manner they deem necessary and proper to operate the business of the Company, which may result in substantial variances to the use of proceeds set forth in the Supplemental Offering Materials. |
| *Risk Factors* ...................................... | The Securities being offered hereby involve a high degree of risk and should be considered only by persons who can afford to lose their entire investment. Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the section of this Subscription Agreement titled "Risk Factors," and include but are not limited to the following: |

- We are an early-stage company with a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment; we have operated at a loss through the date of this Term Sheet.
- If we are not able to effectively acquire and install the equipment necessary to increase our distillation capacity, we may lack the critical mass to operate profitably;
- The craft distilling market is becoming increasingly competitive, and there can be no assurances that the Company will be able to generate the revenues and margins projected in this Term Sheet;
- We depend on the continued employment of each of the 3 Managers; should any of them cease to work for the Company, we may be unable to replace them on an economic basis, if at all.

*Restrictions on Transferability*........... The Class AAA Preferred Interests will not be registered under the Securities Act at the time of issuance. As such, they constitute "restricted securities" under the Securities Act. Such securities may not be sold or otherwise transferred unless they are registered under the Securities Act and applicable state laws or unless exemptions from registration are available under such laws. Furthermore, there is currently no established trading market for the Securities and there is no guarantee that a trading market for the Securities will develop. Transfers of Interests are subject to consent of the Managers except for Permitted Transfers to certain affiliates.

*Redemption Rights* In the event a Manager determines that a Member's continued membership in the Company will jeopardize the Company's ability to maintain any of the licenses that it needs to operate its business (for example its liquor license in the event of commission of a felony by a Member), for the unreturned Capital Contributions of such Member, payable either in cash at closing or by delivery of a promissory note payable in five equal installments of principal, along with interest at the Wall Street Journal announced prime rate.